Exhibit 17.1

RESIGNATION LETTER OF HELEN LEE

Helen Y. Lee

506 Brower Ave

Placentia, CA 92870

January 27, 2023

Yoshiharu Global Co.

6940 Beach Blvd., Suite D-705

Buena Park, CA 90621

Dear Mr. Chae,

This letter is to officially inform you that I am resigning from the position of a member of the Board of Directors in Yoshiharu Global Co., effective January 31, 2023.

It has been a great experience working with you and the team at Yoshiharu Global Co. I am grateful for having the opportunity to serve on the Board, and I offer my best wishes for its continued success.

Sincerely,

Helen Y. Lee, CPA